FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
June 23, 2016

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press-release

MTS Announces the Results of the Annual General Meeting of Shareholders

June 23, 2016

Moscow, Russian Federation — PJSC MTS (NYSE: MBT, MOEX: MTSS), the leading telecommunications operator in Russia, announces the decisions reached at the Company’s Annual General Meeting of Shareholders (the “AGM”) held on June 23, 2016.

At the meeting, the following resolutions were adopted:

•                  To approve final annual dividends of RUB 14.01 per ordinary MTS share (RUB 28.02 per ADR), or in total RUB 27,997,423,739.61 based on the full-year 2015 financial results. The record date for the Company’s shareholders and ADR-holders entitled to receive dividends for the full year 2015 has been set for July 05, 2016. The dividend payment will be completed before August 9, 2016;

•                  To approve the Company’s Annual Report and Annual Financial Statements, including the Company’s Profit & Loss Statement, as well as the distribution of profits and losses of MTS PJSC based on FY2015 results (including payment of dividends);

•                  To approve the exchange-traded bond program in the amount of up to RUB 100 bln or its equivalent in foreign currency;

•                  To elect the following persons to the MTS Board of Directors:

•                  Mr. Alexander Gorbunov, Vice President, responsible for Telecom Assets Development of Sistema JSFC, Chairman of the Board of Directors at Sistema Shyam Teleservices Limited;

•                  Mr. Andrei Dubovskov, President and Chairman of the Management Board at MTS;

•                  Mr. Ron Sommer, Chairman of the Supervisory Board at PrJSC “MTS Ukraine”, Member of the Supervisory Board at Munich Reinsurance, Germany and Member of the Board of Directors at Tata Consultancy Services;

•                  Mr. Michel Combes, independent director;

•                  Mr. Stanley Miller, independent director;

•                  Mr. Vsevolod Rozanov, Senior Vice President, Chief Financial Officer, Member of the Management Board at Sistema JSFC;

•                  Ms. Regina von Flemming, independent director;

•                  Mr. Thomas Holtrop, independent director;

•                  Mr. Mikhail Shamolin, President, Chairman of the Management Board, Member of the Board of Directors at Sistema JSFC.

•                  To elect members of the Company’s Auditing Commission;

•                  To approve CJSC Deloitte and Touche CIS as MTS’ auditor;

•                  To approve MTS Charter, MTS Regulation on the Annual General Shareholders Meeting, MTS Regulation on the Board of Directors as amended and restated;

•                  To decrease MTS PJSC share capital by RUB 6.80 mln to RUB 199.84 mln (which will be represented by 1,998,381,575 ordinary shares with the nominal value of RUB 0.1) by cancelling:

•                  67,995,335 ordinary MTS PJSC shares, acquired by MTS PJSC as part of the liquidation of Mobile Telesystems Bermuda Limited;

•                  36,652 ordinary MTS PJSC shares, bought back by MTS PJSC from its shareholders on their demand in accordance with the Russian law and the Charter of MTS PJSC.

At a subsequent meeting of the Board of Directors, Mr. Ron Sommer was reappointed as the Chairman of the Board of Directors and Mr. Alexander Gorbunov with Mr. Vsevolod Rozanov were elected as the Deputy Chairmen of the Board.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS) is the leading telecommunications group in Russia, Central and Eastern Europe.  We provide wireless Internet access and fixed voice, broadband and pay-TV to over 100 million customers who value high quality of service at a competitive price. Our wireless and fixed-line networks deliver best-in-class speeds and coverage throughout Russia, Ukraine, Armenia, Turkmenistan, Uzbekistan and Belarus. To keep pace with evolving customer demand, we continue to grow through innovative products, investments in our market-leading retail platform, mobile payment services, e-commerce and IT solutions. For more information, please visit: www.mtsgsm.com.

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Any investor who wishes to deposit Shares in return for ADSs should not consider any information in this announcement or the amendmetns to the Deposit Agreement to be investment, legal or tax advice. An investor should consult its own legal counsel, financial adviser, accountant and other advisors for legal, tax, business, financial and related advice regarding submitting an indication of interest for and receiving any ADSs. Neither MTS nor the Depositary makes any representation to any investor who receives the ADSs regarding the legality of the receipt of the ADSs by such investor under any securities, investment or similar laws which may be applicable to such investor.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: June 23, 2016